NO ACT

PE
2-8-12

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025673

March 1, 2012

Received SEC
MAR 0 1 2012
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-1-12

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Re: AT&T Inc.
Incoming letter dated February 8, 2012

Dear Mr. Wilson:

This is in response to your letters dated February 8, 2012 and February 28, 2012 concerning the shareholder proposal submitted to AT&T by CHRISTUS Health, the Needmor Fund, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence, Inc., and Zevin Asset Management, LLC, on behalf of Matthew Maher (the "Proposal"). We also have received a letter from the proponents dated February 13, 2012. On February 3, 2012, we issued our response expressing our informal view that AT&T could not exclude the Proposal from its proxy materials for its upcoming annual meeting because we were unable to conclude that AT&T had met its burden of establishing that AT&T could exclude the Proposal under rule 14a-8(i)(11). You have asked us to reconsider our position.

In light of the additional information you have provided to us, the Division grants the reconsideration request, as there now appears to be some basis for your view that AT&T may exclude the Proposal under rule 14a-8(i)(11). We note in particular the documentation indicating that the Proposal was submitted after the proposal submitted by Domini Social Investments and its cosponsors, which will be included in AT&T's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the Proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

Enclosure

cc: Donna Meyer
CHRISTUS Health
FISMA & OMB Memorandum M-07-16

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

February 28, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Christus Health, The Needmor Fund, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence, Inc. and Zevin Asset Management on behalf of Matthew Maher (collectively, the "Proponents")

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") to supplement AT&T's letter to you dated February 8, 2012 (the "Reconsideration Request"). AT&T submitted the Reconsideration Request in response to the Staff's response dated February 3, 2012 (the "Response") to AT&T's original letter dated December 22, 2011 (the "Original Letter") and its letter dated January 27, 2012 (together with the Original Letter, the "Prior Letters") concerning a shareholder proposal (the "Christus/Needmor Proposal") submitted by Christus Health ("Christus"), on behalf of the Proponents, for inclusion in AT&T's 2012 proxy materials. This letter should be read in conjunction with the Reconsideration Request and the Prior Letters. Capitalized terms used but not defined herein have the meanings given to them in the Original Letter or the Reconsideration Request.

The submissions of the Domini Co-Sponsors were sent to AT&T together in a single FedEx envelope (tracking number & OMB Memorandum M-07-16), a copy of which is attached hereto as Exhibit A. The tracking information, which is included in Exhibit A, indicates that the envelope was delivered to AT&T on November 4, 2011. As indicated in the Reconsideration Request, AT&T first received the Christus/Needmor Proposal on November 7, 2011, whereas it first received the Domini Proposal (from the Domini Co-Sponsors) on November 4, 2011. Therefore, the Domini Proposal was "previously submitted" to AT&T for purposes of Rule 14a-8(i)(11). Because the Domini Proposal was previously submitted to AT&T, because AT&T intends to include the Domini Proposal in its 2012 proxy materials, and because, as discussed in the Prior Letters, the Christus/Needmor Proposal substantially duplicates the Domini Proposal, AT&T believes that it may exclude the Christus/Needmor Proposal pursuant to Rule 14a-8(i)(11). We note that in *CVS Caremark Corporation* (February 1, 2012), the Staff concurred in the company's view that a proposal requesting a report on lobbying expenditures was excludable as substantially duplicating a previously submitted proposal requesting a report on political contributions that would be included in the company's proxy materials.

For the reasons stated above, in the Reconsideration Request and in the Prior Letters, we respectfully request that the Staff concur in our view that AT&T may omit the Christus/Needmor Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: Christus Health (by e-mail) FISMA & OMB Memorandum M-07-16***
St. Scholastica Monastery (by e-mail) (monastery@stscho.org)
Sisters of St. Francis of Dubuque, Iowa (by e-mail) (Katoskic@osfdbq.org)
The Needmor Fund (by e-mail) (moreinfo@needmorfund.org)
Benedictine Sisters Charitable Trust (by e-mail) ISMA & OMB Memorandum M-07-16***
Congregation of Divine Providence (by e-mail) (msangalli@cdptexas.org)
Zevin Asset Management (by e-mail) (Sonia@zevin.com)

CHRISTUS
Health

February 13, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of CHRISTUS Health and co-sponsors; request by AT&T Inc. for reconsideration of denial of request for no-action relief

Dear Sir/Madam:

We write to reply to the request of AT&T Inc. ("AT&T") for reconsideration of the Division's determination, dated February 3, 2012, denying AT&T's request for a determination allowing exclusion of a shareholder proposal (the "Lobbying Disclosure Proposal") submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 by CHRISTUS Health, The Needmor Fund, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence Inc. and Zevin Asset Management on behalf of Matthew Maher (together, the "Proponents"), asking AT&T to report on its lobbying policies, procedures and expenditures. AT&T had argued in letters dated December 22, 2011 (the "No-Action Request") and January 27, 2012 that it was entitled to exclude the Proposal in reliance on Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal sponsored by Domini Social Investments and several co-sponsors (the "Political Disclosure Proposal"), urging AT&T to report on its campaign-related political spending.

AT&T asserted in the No-Action Request that the Political Disclosure Proposal had been received first, and that the Lobbying Disclosure Proposal addressed the same subject matter of as the Political Disclosure Proposal. The relevant language from the No-Action Request (at page 2) is set forth below:

> On November 2, 2011, Domini Social Investments submitted a shareholder proposal for inclusion in AT&T's 2012 proxy materials (the "Domini Proposal"). The Domini Proposal requests a report on political

2707 N Loop W | Houston | Texas 77008
Tel 281.936.3704 | Fax 281.936.7821

contributions and expenditures. A copy of the Domini Proposal is attached hereto as Exhibit C. The Christus/Needmor Proposal was first submitted on November 4, 2011. Therefore, the Domini Proposal was submitted prior to the Christus/Needmor Proposal. AT&T intends to include the Domini Proposal in its 2012 proxy materials.

The Proponents disputed AT&T's characterizations of the Political Disclosure Proposal and Lobbying Disclosure Proposal. By letter dated January 17, 2012, the Proponents argued that the language of the two proposals avoided any overlap, and presented evidence that market participants, including investors and proxy advisors, view proposals on political disclosure as distinct from those on lobbying disclosure. The Division denied AT&T's request for no-action relief.

Now, AT&T seeks reconsideration of that determination. AT&T now asserts that the dates it provided in the No-Action Request were submission dates (i.e., the dates on which the proponents of each proposal delivered their proposals to the delivery services they used) rather than the dates of receipt. AT&T explains that it actually received the submission of the co-sponsors of the Political Disclosure Proposal (other than Domini) first, on November 4, 2011, followed by the Christus/Needmor Lobbying Disclosure Proposal on November 7, 2011 and Domini's submission of the Political Disclosure Proposal on November 8, 2011.

It is unclear, however, how this new information is supposed to affect the outcome of AT&T's original request. Both the No-Action Request and the request for reconsideration set forth timelines in which the Political Disclosure Proposal (via at least one of the co-sponsors) was received earlier than the Lobbying Disclosure Proposal. The newer dates are all later than the ones provided in the No-Action Request, but the order remains the same. Thus, it is not apparent what aspect of the Division's determination AT&T is asking it to reconsider.

The Proponents urge that AT&T has not met its burden of establishing that the Lobbying Disclosure Proposal substantially duplicates the Political Disclosure Proposal. The two proposals are drafted carefully to avoid overlap, and there are many important differences between lobbying and campaign-related political spending, both under the law and in the minds of key constituencies, including shareholders. Shareholders asked to vote on both the Political Disclosure Proposal and the Lobbying Disclosure Proposal would not be confused about the scope of each proposal and the specific actions each asks AT&T to take.

Therefore, the Proponents respectfully ask that AT&T's request for reconsideration of the Division's determination dated February 3, 2012 be denied. If you have any questions or need anything further, please do not hesitate to contact ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Donna Meyer

Donna Meyer, Ph.D.
SRI Consultant on behalf of CHRISTUS Health

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

cc: Paul M. Wilson, Esq.
AT&T Inc.

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

February 8, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Christus Health, The Needmor Fund, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence, Inc. and Zevin Asset Management on behalf of Matthew Maher (collectively, the "Proponents")

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") in response to the Staff's response dated February 3, 2012 (the "Response") to AT&T's original letter dated December 22, 2011 (the "Original Letter") and its letter dated January 27, 2012 (together with the Original Letter, the "Prior Letters") concerning a shareholder proposal (the "Christus/Needmor Proposal") submitted by Christus Health ("Christus"), on behalf of the Proponents, for inclusion in AT&T's 2012 proxy materials. This letter should be read in conjunction with the Prior Letters. Capitalized terms used but not defined herein have the meanings given to them in the Original Letter.

In the Prior Letters, AT&T expressed the view that the Christus/Needmor Proposal was excludable pursuant to Rule 14a-8(i)(11) because it substantially duplicated the Domini Proposal. In the Response, the Staff indicated that it was unable to concur in AT&T's view because it was not clear that the Domini Proposal was "previously submitted" to AT&T. Based on the additional information provided below, AT&T respectfully requests that the Staff reconsider its position.[1]

AT&T first received the Christus/Needmor Proposal on November 7, 2011,[2] and it received the Domini Proposal from Domini Social Investments on November 8, 2011.[3] However, the Domini Proposal was also submitted by three co-sponsors, the Sisters of Notre Dame de Namur, the Sisters of St. Joseph of Boston and the Home Missioners of America (collectively, the "Domini Co-Sponsors"). A copy of the

---

[1] The Staff also indicated in the Response that it was unable to concur in AT&T's view as to the application of Rule 14a-8(i)(11) to the proposal submitted by Needmor. AT&T is not requesting that the Staff reconsider this position.

[2] In the Original Letter, AT&T stated that the Christus/Needmor Proposal was first "submitted" on November 4, 2011, in light of the fact that Christus and Needmor each deposited the Christus/Needmor Proposal with FedEx on that date. However, Christus' and Needmor's submissions were received by AT&T on November 7, 2011 (see Exhibits A and B to the Original Letter). As indicated in the Original Letter, the Christus/Needmor Proposal had five Co-Sponsors in addition to Needmor. None of the Co-Sponsors' submissions were received by AT&T before November 7, 2011 (see Exhibit A to the Original Letter).

[3] In the Original Letter, AT&T stated that the Domini Proposal was "submitted" on November 2, 2011, in light of the fact that Domini Social Investments deposited the Domini Proposal with UPS on that date. However, Domini Social Investments' submission was received by AT&T on November 8, 2011 (see Exhibit C to the Original Letter).

submissions of the Domini Co-Sponsors is attached hereto as Exhibit A. The Domini Co-Sponsors' submissions were each received by AT&T on November 4, 2011, and thus AT&T received the Domini Proposal (on November 4) before it received the Christus/Needmor Proposal (on November 7). Therefore, the Domini Proposal was "previously submitted" to AT&T for purposes of Rule 14a-8(i)(11). Because the Domini Proposal was previously submitted to AT&T, because AT&T intends to include the Domini Proposal in its 2012 proxy materials, and because, as discussed in the Prior Letters, the Christus/Needmor Proposal substantially duplicates the Domini Proposal, AT&T believes that it may exclude the Christus/Needmor Proposal pursuant to Rule 14a-8(i)(11).

* * *

For the reasons stated above and in the Prior Letters, we respectfully request that the Staff concur in our view that AT&T may omit the Christus/Needmor Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: Christus Health (by e-mail) ***FISMA & OMB Memorandum M-07-16***
St. Scholastica Monastery (by e-mail) (monastery@stscho.org)
Sisters of St. Francis of Dubuque, Iowa (by e-mail) (Katoskic@osfdbq.org)
The Needmor Fund (by e-mail) (moreinfo@needmorfund.org)
Benedictine Sisters Charitable Trust (by e-mail) ***FISMA & OMB Memorandum M-07-16***
Congregation of Divine Providence (by e-mail) (msangalli@cdptexas.org)
Zevin Asset Management (by e-mail) (Sonia@zevin.com)

EXHIBIT A

SISTERS OF NOTRE DAME DE NAMUR

November 3, 2011

RECEIVED
NOV 04 2011
CORPORATE
SECRETARY'S OFFICE

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

The Sisters of Notre Dame de Namur hold 1,800 shares of AT&T stock.

We believe those companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe AT&T is such a company and we have been pleased to own it in our portfolio. Still, we want to encourage AT&T to be more transparent on the issue of political spending.

Therefore, we are submitting the enclosed shareholder resolution for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Notre Dame de Namur are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. The Sisters of Notre Dame de Namur have been a continuous shareholder for more than one year of $2,000 worth of AT&T shares and will hold at least $2,000 of AT&T stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Verification of ownership is enclosed and further ownership documentation will be provided upon request.

We are filing this resolution as a co-filer. The primary filer of the resolution is Domini Social Investments. We hereby deputize Domini Social Investment to act on our behalf if the resolution is withdrawn.

Sincerely,

Patricia O'Brien / RFlij

Sr. Patricia O'Brien

Cc: Timothy Smith – Walden Asset Management
Adam Kanzer, Domini Social Investments

Sisters of Notre Dame de Namur
351 Broadway
Everett, MA 02149

Boston Trust & Investment
Management Company

November 3, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Sisters of Notre Dame de Namur** through its Walden Asset Management division.

We are writing to verify that our client **Sisters of Notre Dame de Namur** currently owns **1,800** shares of **AT&T** (Cusip **#00206R102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Sisters of Notre Dame de Namur** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **AT&T** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax: 617 227 2690

RECEIVED
NOV 04 2011
CORPORATE SECRETARY'S OFFICE

Connecting neighbor with neighbor and neighbor with God
Sisters of Saint Joseph of Boston
637 Cambridge Street • Brighton, Massachusetts 02135-2800 • www.csjboston.org

November 3, 2011

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

The Sisters of St. Joseph of Boston holds 300 shares of AT&T stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We are submitting the enclosed shareholder proposal as a co-sponsor with Domini Social Investments for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of AT&T stock. We will provide proof of ownership from our sub-custodian, a DTC participant upon request.

We have been a shareholder for more than one year owning over $2,000 worth of shares and will hold at least $2,000 of AT&T stock through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Domini Social Investment as the "primary contact" of this resolution. We hereby deputize Domini Social Investment to withdraw this resolution on our behalf.

Sincerely,

Carole Lombard / [signature]
Sr. Carole Lombard

Cc: Adam Kanzer, Domini Social Investments
Timothy Smith, Walden Asset Managemet

Carole Lombard, CSJ • Justice and Peace Coordinator
Fax: 617.746.1618 • Phone: 617.746.2102 • e-mail: carole.lombard@csjboston.org

Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

AT&T spent at least $34.7 million in corporate funds on politics since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Boston Trust & Investment
Management Company

November 3, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Sisters of St. Joseph of Boston** through its Walden Asset Management division.

We are writing to verify that our client **Sisters of St. Joseph of Boston** currently owns **300** shares of **AT&T** (Cusip **#00206R102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Sisters of St. Joseph of Boston** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **AT&T** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax. 617.227.2690

Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

AT&T spent at least $34.7 million in corporate funds on politics since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

GLENMARY home missioners

P. O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org

RECEIVED
NOV 04 2011
CORPORATE
SECRETARY'S OFFICE

November 3, 2011

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

Home Missioners of America. holds 700 shares of AT&T stock. As an investor we believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

The attached proposal is submitted for resolution in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of AT&T shares. We intend to maintain ownership of the required number of shares, over $2,000 in value through the date of the next stockholder's annual meeting.

We have been a shareholder for more than one year, have held over $2,000 worth of AT&T stock and we would be happy to provide verification of our ownership position upon request from our custodian, a DTC participant.

A representative will attend the shareholder's meeting to move the resolution as required by SEC rules. We consider Domini Social Investments as the "primary filer" of this resolution, and request that you copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) as Walden is our investment manager. We hereby deputize Domini Social Investment to act on our behalf in withdrawing this resolution.

Sincerely,

Sandra M. Wissel /[illegible]

Sandra M. Wissel
Treasurer / Director of Finance
The Home Missioners of America

Cc: Adam Kanzer, Domini Social Investments & Tim Smith at Walden Asset Management

MISSION
MANAGEMENT & TRUST CO.

November 2, 2011

STATEMENT OF STOCK OWNERSHIP

To Whom It May Concern:

Mission Management & Trust Co., an Arizona corporation, is a trust company duly licensed by the Arizona Department of Financial Institutions. Mission is the securities custodian for the **Home Missioners of America Annuity Main Account.**

As of today's date said account holds **700** shares of the common stock of **AT&T.**
Cusip #00206R102
Purchase dates: **5/23/2008 (400 shares) & 7/2/2010 (300 shares).**
Current market value of shares held: **$20,090.00**

I certify under penalty of perjury under the laws of the State of Arizona that the above statement is true and correct.

Should you require further information, please feel free to contact us.

Executed this 2nd day of November, 2011.

Cynthia L. Sprague
Vice President
Director of Operations

3567 E. Sunrise Drive, Suite 235 • Tucson, Arizona 85718-3250 • Web Site: www.missiontrust.com
E-mail: info@missiontrust.com • (520) 577-5559 • Fax: (520) 577-6781

Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

AT&T spent at least $34.7 million in corporate funds on politics since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.